Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: October 29, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

COMBINATION OF AIR FRANCE S.A. AND KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V.

PRESS RELEASE REQUIRED BY ARTICLE 9g (1) (a) OF THE DUTCH DECREE ON THE SUPERVISION OF THE SECURITIES TRADE

PARIS, France and AMSTELVEEN, The Netherlands – October 29, 2003 — Further to their previous press releases of 30 September 2003 and 16 October 2003 regarding the combination (the “Combination”) of Société Air France (“Air France”) and Koninklijke Luchtvaart Maatschappij N.V. (“KLM”), by way of an exchange offer by Air France for all outstanding common shares of KLM, Air France and KLM together announce the following.

This press release is required pursuant to Article 9g of the Dutch Decree on the Supervision of the Securities Trade (Besluit toezicht effectenverkeer 1995, hereinafter referred to as “Bte"), pursuant to which Air France needs to issue a press release within 30 days after the initial press release of 30 September 2003. The statements in this press release do not contain any new material information. In accordance with Article 9g Bte and after having consulted the Dutch supervisory authority on public takeover rules, the Dutch Authority for the Financial Markets (“AFM”), Air France repeats its statement laid down in the indicative timetable included in the press release of Air France and KLM of 30 September, that Air France expects the offer document to be issued in connection with the Combination to be made publicly available in the first half of March 2004. The offer document will contain, among other things, the conditions to which the acceptance of the Air France offer will be subject. In connection with the time limits under the Dutch public takeover rules, pursuant to which Air France would be obliged to make publicly available an offer document within six weeks after this press release, Air France and KLM have consulted with the AFM on the timing of the publication of the offer document and such timing has been acknowledged by the AFM.

Main Financial Terms of the Proposed Exchange Offer as announced on 30 September.

Exchange offer Warrants	11 Air France shares and 10 Air France Warrants for 10 KLM common shares[1]
3 Air France warrants give the right to subscribe or to acquire 2 Air France[2]
shares at an exercise price of EUR maturity of 3. 5 years after closing of the transaction, exercisable after 18 months

This press release is published in the French and English languages. The English version of the press release is the only authentic text and shall prevail over the French text in case of any contradiction between the two versions.

Further announcements will follow as circumstances require.

1 Including New York Registry Shares
2 To be subsequently renamed Air France-KLM

KLM Corporate Communications P.O. Box 7700 1117 ZL Schiphol Airport, The Netherlands Tel: +31 (0) 20 6494545 — Fax: +31 (0) 20 6488092 Internet: www.klm.com	Air France Corporate Communications 45, rue de Paris 95747 Roissy Cedex, France Tel: +33 (0)1 41 56 56 00 — Fax: +33 (0)1 41 56 84 19 Internet: www.airfrance.com/corporate

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

For more information
Air France Media Relations Mrs. Veronique Brachet +33 (0) 1 41 56 63 00	KLM Media Relations Mr. Jan Christiaan Hellendoorn +31 (20) 64 94 545

Air France Investor Relations Mrs. Dominique Barbarin +33 (0) 1 41 56 88 60	KLM Investor Relations Mrs. Barbara van Koppen +31 (20) 64 93 099

Warning about Forward-Looking Statements

This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find Additional Information about the Transaction

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

KLM Corporate Communications P.O. Box 7700 1117 ZL Schiphol Airport, The Netherlands Tel: +31 (0) 20 6494545 — Fax: +31 (0) 20 6488092 Internet: www.klm.com	Air France Corporate Communications 45, rue de Paris 95747 Roissy Cedex, France Tel: +33 (0)1 41 56 56 00 — Fax: +33 (0)1 41 56 84 19 Internet: www.airfrance.com/corporate